UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Garrett Motion Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
366505105
(CUSIP Number)
Susanne V. Clark
Senior Managing Director, General Counsel and Chief Sustainability Officer
c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, New York 10152
(212) 672-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 13, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105	Schedule 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Partners Master, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
10,413,978

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
10,413,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,413,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.94% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) All calculations of percentage ownership herein are based on a total of 210,753,324 shares of Common Stock issued and outstanding, which reflects 213,562,312 shares of Common Stock issued and outstanding on October 18, 2024, as reported by Garrett Motion Inc. in a Form 10-Q filed on October 24, 2024, minus the 2,808,988 shares of Common Stock repurchased by the Company as described in this Amendment, which reflects a decrease in the number of shares of the Issuer’s Common Stock outstanding since the Reporting Persons filed Amendment No. 4 to the Original Schedule 13D.

CUSIP No. 366505105	Schedule 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Partners Offshore General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
10,413,978

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
10,413,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,413,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit Cayman GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
10,413,978

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
10,413,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,413,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Credit GP Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
10,413,978

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
10,413,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,413,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 6 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Special Credit Partners III-Flex, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
24,842,417

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
24,842,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,417

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 7 of 12

1	NAMES OF REPORTING PERSONS
Centerbridge Special Credit Partners General Partner III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
24,842,417

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
24,842,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,417

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 366505105	Schedule 13D	Page 8 of 12

1	NAMES OF REPORTING PERSONS
CSCP III Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
24,842,417

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
24,842,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,842,417

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 366505105	Schedule 13D	Page 9 of 12

1	NAMES OF REPORTING PERSONS
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
35,256,395

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
35,256,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,256,395

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This amendment (this “Amendment No. 5”) amends the Schedule 13D filed by the Reporting Persons on May 13, 2021 (the “Original Schedule 13D”, as amended by that certain Amendment No. 1 filed by the Reporting Persons on April 14, 2023, the “Schedule 13D Amendment No. 1”, as further amended by that certain Amendment No. 2 filed by the Reporting Persons on June 7, 2023, the “Schedule 13D Amendment No. 2”, as further amended by that certain Amendment No. 3 filed by the Reporting Persons on June 14, 2023, the “Schedule 13D Amendment No. 3, as further amended by that certain Amendment No. 4 (the “Schedule 13D Amendment No. 4”), and as further amended by this Amendment No. 5, the “Schedule 13D”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Schedule 13D, the Schedule 13D Amendment No. 1, the Schedule 13D Amendment No. 2, the Schedule 13D Amendment No. 3, or the Schedule 13D Amendment No.4, as applicable. The Schedule 13D is amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b).

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c).

On December 13, 2024, the Reporting Persons agreed to sell to the Company the shares of Common Stock as set forth in the table below.

Agreement Date	Seller	Shares Sold	Price Per Share	Type of Transaction
December 13, 2024	Credit Partners Master	829,715	$8.90	Repurchase by the Company
December 13, 2024	SC III-Flex	1,979,273	$8.90	Repurchase by the Company

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

On December 13, 2024, each of Credit Partners Master and SC III Flex entered into a Block Trade Purchase Agreement with the Company pursuant to which it agreed to sell, and the Company agreed to repurchase, the number of shares of Common Stock referenced in Item 5(c) above. Copies of each such agreement are attached as Exhibits to this Schedule 13D and such agreements are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Block Trade Purchase Agreement, dated December 13, 2024, between the Company and SC III Flex

Block Trade Purchase Agreement, dated December 13, 2024, between the Company and Credit Partners Master

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: December 17, 2024

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.
By:	Centerbridge Credit Partners Offshore General Partner, L.P., its general partner
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS
OFFSHORE GENERAL PARTNER, L.P.
By:	Centerbridge Credit Cayman GP, Ltd., its general partner
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP, LTD.
By:	Centerbridge Credit GP Investors, L.L.C., its director

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS III-FLEX, L.P.
By:	Centerbridge Special Credit Partners General Partner III, L.P., its general partner
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER III, L.P.
By:	CSCP III Cayman GP Ltd., its general partner

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CSCP III CAYMAN GP LTD.

/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson